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                                  FORM 10-C

               REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                         INTERDEALER QUOTATION SYSTEM

 FILED PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
                     AND RULE 13A-17 OR 15D-17 THEREUNDER


                             THE FIRST YEARS INC.
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                (Exact name of issuer as specified in charter)

                One Kiddie Drive, Avon, Massachusetts    02322
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                   (Address of principal executive offices)


Issuer's telephone number, including area code   508-588-1220
                                                --------------------------------

                  I. CHANGE IN NUMBER OF SHARES OUTSTANDING

  Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

  1. Title of security   Common Stock, $ .10 par value
                       ---------------------------------------------------------
  2. Number of shares outstanding before the change   2,257,571
                                                    ----------------------------

  3. Number of shares outstanding after the change   4,515,142
                                                   -----------------------------
  4. Effective date of change         December 6, 1995
                              --------------------------------------------------

  5. Method of change:
     Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)
     2 - for - 1 stock split effected in the form of a stock dividend (100%).
     ---------------------------------------------------------------------------
     Give brief description of transaction
                                           -------------------------------------
     ---------------------------------------------------------------------------


                         II. CHANGE IN NAME OF ISSUER

  1. Name prior to change
                          ------------------------------------------------------

  2. Name after change
                       ---------------------------------------------------------

  3. Effective date of charter amendment changing name
                                                       -------------------------

  4. Date of shareholder approval of change, if required
                                                         -----------------------

DATE         DECEMBER 6, 1995                         /s/ Benjamin Peltz
     ----------------------------------       ----------------------------------
                                                 (Officer's signature & title)
                                                  Benjamin Peltz, Senior Vice
                                                     President and Treasurer




                                                                 SEC 1811 (5/91)